Exhibit 99.3

PRESS RELEASE

INTESA SANPAOLO: STAKE IN CAPITALIA

Torino, Milano, 24th April 2007 — Intesa Sanpaolo communicates that today it has notified Consob, by filing the relevant forms 120 A, of having exceeded the threshold of 2% in the ordinary share capital of Capitalia on 18th April 2007, up to 2.02% due to transactions carried out by the Bank under its usual trading activities, and descended below this threshold yesterday.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com
www.intesasanpaolo.com